

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 14, 2023

William Bardeen
Chief Financial Officer
The New York Times Company
620 Eighth Ave
New York, NY 10018

**Re: The New York Times Company
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-05837**

Dear William Bardeen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Tony Benten